Exhibit 99.1

Gold Royalty Announces Strong Quarterly Revenue Growth and Record Revenues for the First Nine Months of 2024

●	Approximate 160% increase in revenue and 90% increase in Total Revenue, Land Agreement Proceeds and Interest* in the third quarter of 2024 from the same period in 2023.

●	Recent strategic acquisitions poised to deliver further revenue growth in the fourth quarter of 2024.

Vancouver, British Columbia – October 23, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce strong third quarter 2024 revenue , driven by the Company’s cash flowing royalties over Canadian Malartic, Côté, Borborema, and Cozamin and further supported by strong commodity prices and its unique royalty generator model. All amounts are expressed in U.S. dollars unless otherwise noted.

Preliminary Third Quarter 2024 Results

Total Revenue, Land Agreement Proceeds and Interest* increased by 90% in the third quarter of 2024 from the same period of 2023 to $2.6 million (Revenue of $2.1 million), equating to 1,051 gold equivalent ounces (“GEOs”)*. For the first nine months of 2024, Total Revenue, Land Agreement Proceeds and Interest* increased by over 130% from the same period of 2023 to a nine month record of $9.0 million (Revenue of $6.7 million), equating to 4,017 GEOs*.

In the third quarter of 2024, revenue from the Company’s royalty on the Côté Gold Mine operated by IAMGOLD Corporation (“IAMGOLD”) increased as the mine continued its ramp up. On October 15, 2024, IAMGOLD announced that the mine continued on track to achieve 90% of its 36,000 tonnes per day throughput by the end of 2024. It also announced that a record daily throughput of 40,900 tpd (+14% above nameplate capacity) was achieved at the mine after its September 2024 scheduled shutdown. Furthermore, the Company expects to receive first revenue from its copper stream over the Vares Mine in the fourth quarter as the asset ramps up to achieve nameplate capacity by the end of the year and first copper revenue is delivered.

As a result, the Company remains on track to achieve its previously announced guidance for 2024 of between 6,500 and 7,000 GEOs, which equates to approximately $13 million to $14 million in forecasted Total Revenue, Land Agreement Proceeds and Interest.

*Total GEOs and Total Revenue, Land Agreement Proceeds and Interest are non-IFRS financial measures. See “Non-IFRS Measures” below.

Third Quarter 2024 Results and Webcast Details

Gold Royalty will release its quarterly financial and operating results for the three and nine months ended September 30, 2024, on Monday, November 4, 2024, after market close.

A conference call will be held on Tuesday, November 5, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The third quarter 2024 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

The 2024 outlook regarding total GEOs* is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future total GEOs and Total Revenues and Land Agreement Proceeds; expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests, including the estimates of the operators thereof;; expectations regarding the Company’s growth; and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest reconciliation

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and the gold-linked loan interest. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three and nine-months ended September 30, 2024 and 2023, respectively:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,172	573	3,177	1,206
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	226	—	226
Advance minimum royalty and pre-production royalty	807	153	2,250	509
Land agreement proceeds	335	418	2,788	1,956
Loan interest	287	—	786	—
Total Revenue, Land Agreement Proceeds and Interest	2,601	1,370	9,001	3,897
Land agreement proceeds credited against mineral properties	(254)	(347)	(1,467)	(1,639)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	(226)	—	(226)
Loan interest	(287)	—	(786)	—
Revenue	2,060	797	6,748	2,032

GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable quarter:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For three months ended September 30, 2024	2,475	2,601	1,051
For three months ended September 30, 2023	1,927	1,370	711
For nine months ended September 30, 2024	2,241	9,001	4,017
For nine months ended September 30, 2023	1,914	3,897	2,036